Exhibit 99.1

Yintech Reports Third Quarter 2019 Unaudited Financial Results

Net Income Attributable to Yintech was RMB98.0 Million and Diluted Earnings per ADS was RMB1.30

Net Commissions and Fees Increased 120.5% Year-over-Year and 48.4% Quarter-over-Quarter

SHANGHAI, Dec. 2, 2019 /PRNewswire/ — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual investors in China, today announced its unaudited financial results for the third quarter of 2019.

Third Quarter 2019 Financial Highlights

	For the quarter ended
(In RMB million, except otherwise specified)	September 30, 2018	June 30, 2019	September 30, 2019	Q3’19 vs. Q3’18	Q3’19 vs. Q2’19
Revenue	267.8	289.1	501.2	87.2%	73.4%
Net commissions and fees	208.0	309.0	458.7	120.5%	48.4%
Net commissions and fees from commodities services	123.8	174.8	325.1	162.6%	86.0%
Net commissions and fees from securities services	84.2	134.2	133.6	58.7%	(0.4%)
Net income/(loss) attributable to Yintech	(36.6)	(55.0)	98.0	367.8%	278.2%
Earnings/(loss) per ADS - diluted (RMB)	(0.52)	(0.76)	1.30
Non-GAAP data (Refer to “Reconciliation of GAAP to Non-GAAP Results”)
Non-GAAP net income/(loss) attributable to Yintech	(22.3)	(42.1)	105.9	574.9%	351.5%
Non-GAAP earnings/(loss) per ADS - diluted (RMB)	(0.32)	(0.58)	1.40

“We are pleased to see the strategy we adopted to capitalize on market dynamics to make the most for our clients and the Company has positioned us to drive strong business and financial growth in the third quarter,” said Mr. Wenbin Chen, Chairman and CEO of Yintech.

“We delivered the strongest quarterly results since our business transformation in the second quarter of 2017 in terms of both top and bottom line growth. Our revenue reached a two-year historical high of RMB501.2 million, representing an increase of 87.2% year-over-year and 73.4% quarter-over-quarter, mainly driven by strong demand for our core products. While sustaining our incremental growth on core business, we continued to grow our assets, enhance our efficiency and ultimately drive our earnings per share growth as we worked to create long-term shareholder value. To support these outcomes, we actively deployed capital. We invested for organic growth across product upgrade, recruiting and technology, and returned capital to shareholders through share repurchases. In the third quarter, we delivered over RMB100 million in net income, which was translated to diluted earnings per ADS of RMB1.30, the first time of returning to profitability attributable to our core business growth since two years ago.”

“Going forward, we will remain focused on combining strategy and execution to better serve our clients. We believe our business and financial strength will position us well and we look to continue to drive growth and to create long-term shareholder value,” said Mr. Wenbin Chen, Chairman and CEO of Yintech.

Third Quarter 2019 Financial Results

Revenue for the quarter was RMB501.2 million (US$70.1 million), compared with RMB267.8 million in the same quarter last year and RMB289.1 million in the previous quarter, representing an increase of 87.2% year-over-year and 73.4% from the previous quarter. The year-over-year and sequential increases were mainly attributable to increases in net commissions and fees.

Net commissions and fees for the quarter were RMB458.7 million (US$64.2 million), representing an increase of 120.5% year-over-year and 48.4% from the previous quarter. The year-over-year and sequential increases were primarily due to the increase in trading volumes of commodities services.

Customer trading volume for the quarter was RMB1,034.0 billion (US$144.7 billion), representing an increase of 154.9% year-over-year and 80.9% from the previous quarter, primarily due to an increase in trading volumes of spot commodities.

Customer trading volume for commodities (representing customer trading volume of spot and futures commodities) was RMB1, 017.6 billion (US$142.4 billion) during the quarter, representing an increase of 152.4% year-over-year and 107.8% from the previous quarter. The increases were primarily attributable to significant increases in trading volumes of spot commodities thanks to our strong execution on capitalizing on positive market dynamics on spot gold trading and our ability to address the growing needs of our clients.

Net commissions and fees from commodities services for the quarter were RMB325.1 million (US$45.5 million), representing an increase of 162.6% year-over-year and 86.0% from the previous quarter primarily due to the increase in trading volumes of  spot commodities.

Effective fee rate for commodities (representing net commissions and fees from commodities services as a percentage of customer trading volume for commodities) for the quarter was 0.032%, compared with 0.031% in the same quarter last year and 0.036% in the previous quarter.

Customer trading volume for securities (representing customer trading volume of overseas securities brokerage) was RMB16.4 billion (US$2.3 billion) during the quarter, representing an increase of 556.0% year-over-year and a decrease of 80.0% from the previous quarter. The volatility in securities trading was mainly the result of the Company’s strategy adjustment to accommodate the market and policy environment of the corresponding quarter.

Net commissions and fees from securities services for the quarter were RMB133.6 million (US$18.7 million), representing an increase of 58.7% year-over-year and a decrease of 0.4% from the previous quarter due to the reasons stated above.

Effective fee rate for securities (representing net commissions and fees from overseas securities brokerage services as a percentage of customer trading volume for overseas securities brokerage) for the quarter was 0.080%, compared with 0.418% in the same quarter last year and 0.053% in the previous quarter.

Expenses for the quarter were RMB369.3 million (US$51.7 million), an increase of 22.2% year- over-year and 12.6% from the previous quarter.

Net income for the quarter was RMB113.7 million (US$15.9 million), compared with net loss of RMB33.9 million in the same quarter last year and net loss of RMB45.2 million in the previous quarter.

Net income attributable to Yintech for the quarter was RMB98.0 million (US$13.7 million), compared with net loss of RMB36.6 million in the same quarter last year and net loss of RMB55.0 million in the previous quarter.

Non-GAAP net income attributable to Yintech (Refer to “Reconciliation of GAAP to Non- GAAP Results”) for the quarter was RMB105.9 million (US$14.8 million), compared with net loss of RMB22.3 million in the same quarter last year and net loss of RMB42.1 million in the previous quarter.

Diluted earnings per ADS for the quarter was RMB1.30 (US$0.18), compared with diluted loss per ADS of RMB0.52 in the same quarter last year and diluted loss per ADS of RMB0.76 in the previous quarter.

Non-GAAP diluted earnings per ADS (Refer to “Reconciliation of GAAP to Non-GAAP Results”) for the quarter was RMB1.40 (US$0.20), compared with non-GAAP diluted loss per ADS of RMB0.32 in the same quarter last year and non-GAAP diluted loss per ADS of RMB0.58 in the previous quarter.

As of September 30, 2019, the Company had RMB2,024.5 million (US$283.2 million) in cash and short term investments, compared with RMB1,858.2 million as of June 30, 2019.

Business Outlook

Based on the information available as of the date of this press release, Yintech provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change:

2019 Fourth Quarter Guidance

•                  Revenue from commissions, interest income and other revenue will be the range of RMB400 million to RMB420 million.

•                  Revenue from trading loss will be in the range of (RMB10 million) to RMB (20 million).

Share Repurchase Program

On May 31, 2019, the Company announced a share repurchase program whereby Yintech is authorized to repurchase up to US$20 million of its issued and outstanding ADSs during the following 12-month period. As of September 30, 2019, the Company had purchased an aggregate of 213,194 ADSs for a total amount slightly over US$1,000 thousand since June 1, 2019.

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation, as well as impairment and amortization of intangible assets and/or goodwill in relation to the acquisition of Gold Master. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the non-GAAP net income and non-GAAP EPS results reflecting adjustments to exclude the impact of share-based compensation as well as impairment and amortization of intangible assets and/or goodwill in relation to the acquisition of Gold Master to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income and the diluted non-GAAP earnings per ADS provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, as well as amortization of intangible assets in relation to the acquisition of Gold Master in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

Currency Conversion

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB7.1477 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2019. No representation is intended to imply that these Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.

Conference Call Information

The Company will host a conference call to discuss the financial results at 8:00 a.m. U.S. Eastern Time on Monday, December 02, 2019 (9:00 p.m. Hong Kong Time on the same day).

Details of the conference call are as follows:

International:	1 412 902 4272
U.S. Toll Free:	1 888 346 8982
Mainland China Toll Free:	400 120 1203
Hong Kong:	852 3018 4992
Hong Kong Toll Free:	800 905 945
Passcode:	Yintech

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, December 09, 2019.

Dial-in numbers for the replay are as follows:

International Dial-in:	1 412 317 0088
U.S. Toll Free:	1 877 344 7529
Passcode:	10136976

A live and archived webcast will be available on the Investor Relations section of Yintech’s website at http://ir.yintech.net/.

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s annual report on Form 20-F for the year ended December 31, 2018. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual investors in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of gold and other commodities trading services, securities advisory services, securities information platform services, overseas securities trading services and asset management services.

Operational Highlights

	For the three months ended
	September 30, 2018	June 30, 2019	September 30, 2019
Customer trading volume (in RMB billion)[1]
Commodities services	403.1	489.8	1,017.6
Securities services	2.5	81.8	16.4
Total	405.6	571.6	1,034.0
Net commissions and fees (in RMB million)
Commodities services[2]	123.8	174.8	325.1
Securities services[3]	84.2	134.2	133.6
Total	208.0	309.0	458.7
Effective fee rate[4]	0.033%	0.038%	0.033%
Commodities services[5]	0.031%	0.036%	0.032%
Securities services[6]	0.418%	0.053%	0.080%
Active accounts[7]	17,985	23,062	27,718
Tradable accounts[8]	121,969	138,251	144,674

Note

[1] Represent customer trading volume of spot and futures commodities as well as overseas securities.

[2] Represent net commissions and fees earned from customer trading of spot and futures commodities contracts.

[3] Represent net commissions and fees earned by providing securities advisory services, securities information platform services, overseas securities trading services and asset management services to customers.

[4] Represent net commissions and fees from commodities and overseas securities brokerage services as a percentage of customer trading volume.

[5] Represent net commissions and fees from commodities services as a percentage of customer trading volume for commodities.

[6] Represent net commissions and fees from overseas securities brokerage services as a percentage of customer trading volume for overseas securities brokerage.

[7] Refer to a regular customer account that executed at least one trade of spot and futures commodities contracts or a customer account that executed at least one trade of overseas securities through us during the period.

[8] Refer to a regular customer account that has been activated for trading of spot and futures commodities contracts or a customer account that has been activated for trading of overseas securities and has remained tradable as of the end of the given period.

Consolidated Statements of Comprehensive Income In RMB ‘000, except otherwise specified

	For the Three Months Ended
	September 30,	June 30,	September 30,
	2018	2019	2019
Revenue
Commission	208,001	308,972	458,710
Trading gains and (losses)	16,157	(39,955)	21,637
Interest income	8,084	8,038	9,338
Other revenue	35,539	12,019	11,561
	267,781	289,074	501,246
Expenses
Commission expense	—	(303)	(113)
Employee compensation and benefits	(191,082)	(204,640)	(215,342)
Advertising and promotion expenses	(41,340)	(66,616)	(92,604)
Information technology and communications	(13,101)	(11,839)	(5,010)
Occupancy and Equipment Expenses	(25,224)	(25,319)	(22,148)
Taxes and surcharges	(2,221)	(1,282)	(1,591)
Intangible asset amortization	(12,645)	(7,006)	(7,005)
Other expenses	(16,522)	(11,110)	(25,480)
	(302,135)	(328,115)	(369,293)
Profit/(loss) before income taxes	(34,354)	(39,041)	131,953
Income tax (expenses)/benefit	486	(6,207)	(18,283)
Net income/(loss)	(33,868)	(45,248)	113,670
Less: Net income/(loss) attributable to non-controlling interests	2,732	9,797	15,646
Net income/(loss) attributable to Yintech	(36,600)	(55,045)	98,024
Other comprehensive income/(loss)	25,262	13,630	12,991
Comprehensive income/(loss) attributable to Yintech Earnings/(loss) per ADS[9] (RMB)	(11,338)	(41,415)	111,015
Basic	(0.52)	(0.76)	1.35
Diluted	(0.52)	(0.76)	1.30
Weighted average number of shares (‘000)
Basic	1,406,124	1,457,219	1,454,572
Diluted	1,406,124	1,457,219	1,507,675
Number of shares outstanding at the end of the period (‘000)	1,404,479	1,430,971	1,427,931

Note

[9] Each ADS represents 20 ordinary shares.

Consolidated Balance Sheets In RMB ‘000, except otherwise specified

	June 30, 2019	September 30, 2019
Assets
Cash	212,257	208,636
Entrusted bank balances held on behalf of customers	70,152	52,016
Short term investments	1,645,981	1,815,836
Deposits with clearing organizations	22,761	20,568
Amount due from related parties	25,000	20,000
Equipment and leasehold improvements	16,947	14,797
Deferred tax assets	19,657	19,177
Goodwill	637,142	637,175
Intangible assets	316,658	309,213
Accounts receivable	176,222	219,651
Operating lease right-of-use assets	74,746	64,881
Other assets	220,537	208,821
Equity method investments	24,677	24,690
Total assets	3,462,737	3,615,461
Liabilities and shareholders’ equity
Amount due to related parties	7,274	3,644
Deferred tax liabilities	95,635	96,503
Income tax payable	133,160	155,063
Accounts payable	102,730	80, 516
Accrued employee benefits	184,495	226,754
Operating lease liabilities	70,149	60,147
Other liabilities	197,771	199,589
Total liabilities	791,214	822,216
Equity attributable to Yintech’s shareholder	2,548,127	2,654,203
Equity attributable to non-controlling interests	123,396	139,042
Total shareholders’ equity	2,671,523	2,793,245
Total liabilities and shareholders’ equity	3,462,737	3,615,461

Reconciliation of GAAP to Non-GAAP Results In RMB ‘000, except otherwise specified

	For the three months ended
	September 30, 2018	June 30, 2019	September 30, 2019
Net income/(loss) attributable to Yintech	(36,600)	(55,045)	98,024
Add: Share-based compensation	3,965	8,233	3,138
Add: Amortization of intangible assets in relation to the acquisition of Gold Master, net of tax effect	10,303	4,737	4,737
Non-GAAP net income/(loss) attributable to Yintech	(22,332)	(42,075)	105,899
Non-GAAP earnings/(loss) per ADS[9] (RMB)
Basic	(0.32)	(0.58)	1.46
Diluted	(0.32)	(0.58)	1.40

Note

[9] Each ADS represents 20 ordinary shares.

For investor and media inquiries, please contact:

Yvonne Young

Phone: +86 21 2028 9009 ext 8270

E-mail: ir@yintech.cn